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                                                                     Exhibit 99D

                           STOCK SETTLEMENT AGREEMENT


       This Stock Settlement Agreement (the "Agreement") is entered into as of the 1st day of July, 1996, by and between Don E. Whitson ("Whitson") and Linda Sue Dunkel ("Dunkel").

       WHEREAS, Whitson and Dunkel entered into that certain Agreement Incident to Divorce (the "Divorce Agreement");

       WHEREAS, pursuant to Section 5.02(b) of the Divorce Agreement, Whitson agreed to give Dunkel certain shares of common stock of Span Instruments, Inc. ("Span") owned by Whitson.

       WHEREAS, Whitson and Dunkel agree that in full settlement of Section 5.02(b) of the Divorce Agreement, Whitson shall pay to Dunkel $36,000 and give Dunkel ten percent (10%) of the shares of Common Stock of Tylan General, Inc. ("Tylan"), he receives upon the merger (the "Merger") of Span with Tylan General Acquisition Subsidiary, Inc.

                                   AGREEMENT

       NOW, THEREFORE, BE IT RESOLVED, that the parties agree as follows:

       1. Transfer Stock. In complete settlement of Whitson's obligations under the Divorce Agreement, including, without limitation, Section 5.02(b), Whitson agrees (a) to pay Dunkel $36,000 in cash and (b) to give Dunkel ten percent (10%) of the shares of Tylan's Common Stock, he receives pursuant to the Merger. Whitson shall request that Tylan issue such shares in the name of Dunkel.

       2. Release. Dunkel hereby irrevocably and unconditionally releases and forever discharges Whitson and Span from any and all agreements, obligations, promises, liabilities, claims, rights, demands, costs and expenses of any kind whatsoever, whether known or unknown, suspected or unsuspected, fixed or contingent, which Dunkel now has, owns, holds or claims to have, or any time heretofore had, owned, held or held against Whitson or Span pursuant to the Divorce Agreement.

       3. Binding Nature. This Agreement is executed and delivered by the parties hereto, and is legally valid and the binding obligation of each of the parties in accordance with its terms.

       4. Further Assurances. Each party hereto, without further consideration, agrees to execute and deliver such other documents and to take such other action as may be necessary to more effectively consummate or implement the provisions of this Agreement.

       5. Governing Law and Jurisdiction. This Agreement shall be construed in accordance with and all issues relating hereto shall be governed by the laws of the State of Texas. Each of the parties irrevocably consent to the jurisdiction of the federal and state courts located in Dallas County, Texas, with respect to any legal action relating to this Agreement or the transactions contemplated hereby.

       6. Entire Agreement. This Agreement sets forth the entire agreement between the parties hereto and supersedes any other agreements or understandings between or among the parties hereto pertaining to the subject matter hereof.

       Dated this 1st day of July, 1996.


                                        /s/ DON E. WHITSON
                                        -----------------------------------
                                        Don E. Whitson



                                        /s/ LINDA SUE DUNKE
                                        -----------------------------------
                                        Linda Sue Dunke